Mail Stop 3561

November 16, 2006

Richard P. Kundrat
Chief Executive Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

> **Re:** **Nuvim, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 20, 2006**
> **File No. 333-138129**
>
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **Filed May 15, 2006, August 15, 2006 and November 14, 2006**
> **File No. 1-32499**

Dear Mr. Kundrat:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1. Please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Prospectus Cover Page

2. Please limit the cover page to the disclosure required by Item 501 of Regulation S-B. Further, please remove your use of all capital letters in the paragraphs at the bottom of the cover page. Please note, however, that the cross-reference to the risk factor section should be highlighted by prominent type or another manner.

Table of Contents, page 1

3. Please revise to ensure that your table of contents accurately reflects the information and its location in your document. For example, you list a section "Underwriting" at page 58, however, it appears that this section does not exist. Further, it appears that the table does not include your "Plan of Distribution" section on page 56. Please revise accordingly.

Prospectus Summary, page 3

4. In its current form, your summary section appears lengthy. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. Accordingly, please revise to condense your summary disclosure, as appropriate.

Selling Stockholders, page 4

5. Please relocate this disclosure to an appropriate section in the body of the prospectus.

6. We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

7. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

8. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. If the offering is an indirect primary offering, affiliates of broker-dealers must be identified as underwriters. If the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings, page II-10

9. Please include the undertakings in Item 512(g)(2) of Regulation S-B.

Exhibits

10. Please file the legality opinion required by Item 601(b)(5) of Regulation S-B.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 26

11. We note your reference to Rules 13a-14(c) and 15d-15(c) under the Exchange Act. Please note that disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please confirm that in future filings, you will refer to Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Further, we note that your chief executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures "[a]s of the filing date of this report on Form 10-KSB…." Please note that the effectiveness evaluation should be made as of the end of the period covered by the report. Please confirm that in future filings, you will disclose the effectiveness conclusion of your principal executive officer and principal financial officer based on an evaluation as of the end of the period covered by the report.

12. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures "[w]ere adequate and effective to ensure that material information relating to the Company and our consolidated subsidiary would be made known to them by others within those entities, particularly during the period in which this report on Form 10-KSB was

being prepared." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

13. We note your disclosure that there were "[n]o changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures...nor any significant deficiencies or material weaknesses in such disclosure controls and procedures…." Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006

14. Please comply with any comments issued on the Form 10-KSB, to the extent they are applicable.

Controls and Procedures

15. We note your disclosure that your chief executive officer and accounting firm Hendel & Hendel reviewed your disclosure controls and procedures. Please confirm that in future filings, you will also disclose that you principal financial officer evaluated your disclosure controls and procedures as of the end of the period covered by the report.

16. We note your disclosure that your chief executive officer concluded that your controls and procedures were "[e]ffective to provide reasonable assurance…."

Please confirm that in future filings, you will also disclose whether your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Exhibits 31.1 and 31.2

17. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, the term "registrant" should be replaced with "small business issuer." Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

18. We note that you have included the title of the certifying individual at the beginning of the 302 certifications. Please confirm that in future filings, you will delete the title of the certifying individual in the 302 certifications.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Exhibits 31.1, 31.2, 32.1 and 32.2

19. We note that your 302 and 902 certifications have not been properly dated. Please refile this quarterly report with new 302 and 902 certifications that include a proper date. In this regard, to the extent any of our comments relating to future filings are applicable, the requested revisions should be made in the amended quarterly report.

******

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard P. Kundrat
Nuvim, Inc.
November 16, 2006
Page 6

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director